Exhibit (d)(A43)

Teachers Insurance and Annuity Association of America

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Retirement Choice Plus Annuity Certificate

This certificate is issued to you, the employee, by us, Teachers Insurance and Annuity Association of America (TIAA), in connection with amounts recorded in your name under an employer plan funded by a TIAA Retirement Choice Plus Annuity Contract issued to a Trust as Contractholder. The contract shall govern the payment of all benefits by TIAA and the rights and obligations of TIAA, the Contractholder, the employer and you. This certificate refers briefly to some of the contract’s features.

The employer remits all premiums under the contract. Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the Investment Accounts are not guaranteed, and may increase or decrease depending on investment results. TIAA reserves the right to stop accepting or to limit premiums under the contract at any time.

TIAA will pay you all benefits set forth under the terms of the contract and in accordance with the employer plan as from time to time amended, or any successor plan. Your rights under the contract are subject to the terms of the employer plan.

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate

Nonparticipating

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Your TIAA Retirement Choice Plus Annuity Certificate

Your Rights

The Contractholder owns the contract.

Your right (or that of your beneficiaries, after your death) to make choices and elections available under the contract, with respect to amounts recorded in your name under the contract, is subject to the terms of the employer plan. Such rights include but are not limited to the right to allocate premiums, name a second annuitant, designate beneficiaries and payees, elect lump-sum benefits, make transfers, and choose forms of benefit payment. Your rights under the contract are subject to the vesting provisions of the employer plan.

The contract and this certificate are subject to the provisions, terms and conditions of the employer plan. Any payment, distribution, income option, death benefit, withdrawal, transfer, or other rights exercised under the contract and this certificate shall comply with any applicable terms, provisions, and conditions of the employer plan as determined by the plan administrator, trustee, or other plan designated fiduciary. To the extent this certificate makes reference to the terms of the employer plan, a supplement to this certificate has been issued in conjunction with this certificate and is a part of this certificate. The supplement provides additional details concerning how the terms of the employer plan impacts your rights under the certificate. Please refer to the supplement for such details. Under no circumstances can the employer plan expand the rights or terms under the contract or certificate or impose any responsibilities or duties on TIAA not specifically set forth in the contract.

Employee Maturity Date

Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. TIAA is not obliged to accept new premiums on your behalf.

Allocation Options

Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. TIAA does not guarantee that there will be additional amounts. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the Investment Accounts are not guaranteed, and may increase or decrease depending on investment results.

Accumulations

Your accumulation consists of the portion of the Traditional Annuity accumulation and Investment Account accumulations held on your behalf under the contract. Your rights under the contract are subject to the terms of the employer plan.

The portion of the Traditional Annuity accumulation nominally held on your behalf under the contract will be the sum of the following as attributed to your account in accordance with the terms of the employer plan:

A)	all premiums allocated to the Traditional Annuity; plus

B)	interest credited by TIAA at the guaranteed accumulation interest rate set forth in the contract’s rate schedule; plus

C)	any additional amounts credited to the Traditional Annuity by TIAA; plus

D)	any internal transfers to the Traditional Annuity; less E) any premium taxes incurred by TIAA for the Traditional Annuity; less

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Your TIAA Retirement Choice Plus Annuity Certificate

F)	any employer plan fee withdrawals and any minimum distribution payments paid from the Traditional Annuity; less

G)	any charges for expenses and contingencies deducted by TIAA as set forth in the contract’s rate schedule; less

H)	any amounts deducted to provide any form of Traditional Annuity benefit payments; less

I)	any internal transfers from the Traditional Annuity; less

J)	any amounts forfeited as a result of your failing to satisfy the vesting requirements under your employer plan; less

K)	any Plan Directed Payments from the Traditional Annuity; less

L)	any surrender charges and/or transfer charges assessed by TIAA as set forth in the contract’s rate schedule.

The portion of any Investment Account accumulation nominally held on your behalf under the contract will be based on the number of accumulation units held on your behalf, as attributed to your account in accordance with the terms of the employer plan, which will be increased by:

A)	any premiums allocated to that Investment Account; and

B)	any internal transfers made to that Investment Account;

and decreased by:

C)	the application of any accumulations in that Investment Account to provide any available form of benefit payments;

D)	any internal transfers from the accumulation in that Investment Account to the Traditional Annuity, another Investment Account, or the companion CREF contract;

E)	any amounts forfeited as a result of your failing to satisfy the vesting requirements under your employer plan;

F)	any premium taxes incurred by TIAA for that Investment Account;

G)	any employer plan fee withdrawals from that Investment Account; and

H)	any minimum distribution payments paid from that Investment Account.

The increase or decrease in the number of accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the Investment Account’s accumulation unit as of the end of the business day on which the transaction becomes effective.

Benefit Guarantees

[Under the contract’s current rate schedule, the minimum effective annual interest rate to be credited will be [3.00%]. The minimum interest rate will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.]

OR

[Under the contract’s current rate schedule, the minimum effective annual interest rate to be credited will be reset each [March 1]. The rate will be set equal to the CMT less [0.0125], rounded to the nearest [0.0005], provided however that the minimum rate will not be less than [1%] nor greater than [3%]. The CMT is the average five-year Constant Maturity Treasury Rate reported by the Federal Reserve for the [calendar month of [January]][[12] month period from [February] through the [January]] preceding the reset date.

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Your TIAA Retirement Choice Plus Annuity Certificate

The minimum interest rate so determined will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.

We may make future changes to the reset date and/or to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any regulatory approvals.] Under the contract’s current rate schedule, for one-life annuities and two-life annuities, annuity payments are based on mortality according to the Annuity 2000 Mortality Table (TIAA Merged Gender Mod C), with ages set back three months for each completed year between January 1, 2000 and the date that annuity payments begin, as illustrated in the chart at the end of this document.

These guarantees cease to apply to amounts that leave the Traditional Annuity.

Subject to applicable insurance law, the contract’s rate schedule may be changed. Such a change will not affect any benefits purchased prior to the change. A change in the rate schedule will be made only after we have given the Contractholder three months’ written notice of the change.

Additional Amounts

Additional amounts may be credited to accumulations in the Traditional Annuity under the contract. TIAA does not guarantee that there will be additional amounts. TIAA will determine at least annually if additional amounts will be credited.

Income Options

Income benefits may be payable for your lifetime, or for your lifetime and that of a second annuitant. Lifetime income options may include a guaranteed period of 10, 15 or 20 years, during which payments will continue even if you (and any second annuitant) die before the end of the guaranteed period.

Lump-sum Benefits

In accordance with and to the extent permitted by the terms of the employer plan, you may withdraw your Traditional Annuity accumulation or any of your Investment Account accumulations as a lump-sum benefit. Such withdrawal must be for all of an accumulation or any part of any accumulation not less than [$1,000].

Lump-sum benefits paid from the Traditional Annuity accumulation will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules. Under the contract’s current rate schedule the surrender charge is [0.00%].

At any time you may, subject to the limits described below, withdraw as a lump-sum benefit all of any of your Investment Account accumulations, or any part of any of your Investment Account accumulations not less than [$1,000].

TIAA reserves the right to limit lump-sum benefits from your Traditional Annuity accumulation and each of your Investment Account accumulations to not more than one in a calendar quarter.

Transfers

In accordance with and to the extent permitted by the terms of the employer plan, you may transfer between your Traditional Annuity accumulation and your Investment Account accumulations. In addition, and also subject to the terms of the employer plan, you may transfer all or part of your Traditional Annuity accumulation or Investment Account accumulations to the companion CREF contract, if any, or from your accumulation in any such companion CREF contract to the TIAA

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Your TIAA Retirement Choice Plus Annuity Certificate

contract, or among your Investment Account accumulations. Such transfers may be for all of your Traditional Annuity accumulation or all of any of your Investment Account accumulations, or any part of any of these accumulations not less than [$1,000]. Transfers from the Traditional Annuity accumulation will be reduced by any transfer charge in accordance with the applicable rate schedule or schedules. Under the contract’s current rate schedule the transfer charge is [0.00%].

TIAA reserves the right to limit internal transfers from your Traditional Annuity accumulation and each of your Investment Account accumulations to not more than one in a calendar quarter. TIAA reserves the right to stop accepting or to limit internal transfers to the Traditional Annuity and/or internal transfers to the Real Estate Account at any time.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an Investment Account. TIAA reserves the right to stop accepting or to limit internal transfers to any of the Investments Accounts under Separate Account VA-3 to the extent any such subaccount is to be deleted within 120 days.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.

Additional Restrictions on Transfers into the Real Estate Account

For the purposes of this provision an internal funding vehicle transfer is the movement of accumulations among or between any of the following:

i.	your Traditional Annuity accumulation

ii.	your Real Estate Account accumulation

iii.	your other Investment Account accumulation

iv.	your companion CREF certificate

v.	any other funding vehicle accumulation you may have which is administered by TIAA or CREF on the same record-keeping system as this certificate.

[However, an internal funding vehicle transfer does not include any of the following:

•	[Systematic withdrawals and transfers (SWATs)]

•	[Automatic rebalances]

•	[Any transaction arising from a TIAA sponsored advice product or service]

•	[Transfer Payout Annuity (TPA) payments directed to the Real Estate Account].]

You may not apply internal funding vehicle transfers to your Real Estate Account accumulation if the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds a threshold amount of [$150,000], or if after giving effect to such transfer, such threshold would be exceeded. Any internal funding vehicle transfer which cannot be applied pursuant to this rule will be rejected in its entirety and we will communicate such rejection to you.

The Real Estate Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. For the purpose of this provision, the total value of your Real Estate Account accumulation will include the value of any pending internal funding vehicle transfers into your Real Estate Account accumulation under any TIAA annuity contracts or certificates issued to you.

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Your TIAA Retirement Choice Plus Annuity Certificate

TIAA reserves the right in the future to increase or decrease the threshold dollar amount associated with this provision. However, the threshold amount will never be less than [$100,000]. If, as of the effective date of such a change in the threshold amount, the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds the new threshold amount, you will not be required to reduce such accumulation to a level at or below the new threshold. TIAA also reserves the right in the future to include among the restricted transactions any of the categories currently excluded above or to include any categories of transactions associated with services that may be introduced in the future. Any such future changes will only affect transactions with effective dates on or after the effective date of such change. You will be given at least two months advance written notice of any such change.

Nothing in this provision shall be construed to limit TIAA’s right to stop accepting or to limit premiums and/or internal transfers to the Real Estate Account at any time.

Equity Wash Restrictions

If an internal transfer from your Traditional Annuity accumulation or a lump-sum benefit from your Traditional Annuity accumulation is to be applied, whether directly or indirectly, to an internal funding vehicle which has been designated as a competing fund under the terms of the contract, the amount of the transfer must first be applied to an internal funding vehicle which is a non-competing fund and remain in a non-competing fund for a period of at least 90 days from the effective date of the transfer. For the purposes of this restriction a funding vehicle will be referred to as an internal funding vehicle if it is being administered under the same recordkeeping system as that which is maintaining the individual employee records for the contract, whether or not TIAA is providing those recordkeeping services. At the end of such 90-day period, the amount available to be subsequently applied to a competing fund, would be the amount originally transferred net of any increase or decrease in value resulting from the participation in the non-competing fund(s) during the 90-day period, determined in accordance with the applicable terms of those funds. This 90-day restriction (commonly known as an “equity wash”) will be administered in a manner such that when such an amount is removed from your Traditional Annuity accumulation and applied to a non-competing fund, the full 90-day period must elapse before any transfer or withdrawal made from non-competing funds and applied to competing funds will be allowed to reduce the total non-competing fund balance below the amount of the transaction that triggered the 90-day period. These “equity wash” restrictions will not apply to transactions made in connection with automated periodic or pre-scheduled purchase, redemption, exchange or transfer arrangements, including, but not limited to, salary reduction agreements, plan benefit payments, “dollar cost averaging” programs, asset allocation programs, or periodic “account rebalancing” programs.

Irrespective of the provisions above, a transfer from your accumulation may not be applied to a TIAA or CREF Supplemental Retirement Annuity (SRA), a TIAA or CREF Group Supplemental Retirement Annuity (GSRA), or any other TIAA contract providing for liquidity provisions similar to the aforementioned contracts.

Generally, a competing fund, for the purpose of this provision, includes money market funds, short-term bond funds, the TIAA Real Estate Account, the TIAA Traditional Annuity, the TIAA Stable Value Separate Account-1 (SVSA-1), certain guaranteed annuity contracts and other funds with either similar duration characteristics or performance patterns generally consistent with stability as determined by TIAA, and self-directed brokerage accounts.

The designation of funds as competing funds may be modified by TIAA.

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Your TIAA Retirement Choice Plus Annuity Certificate

Coordinated Transactions

Coordinated transactions occur when TIAA determines that the plan sponsor, plan administrator, employer, or any other party has engaged in an effort to coach or encourage groups of employees to request benefit payments and/or internal transfers from their Traditional Annuity accumulations. Under the contract’s current rate schedule, the surrender charge applicable to lump-sum benefits from your Traditional Annuity accumulation and the transfer charge applicable to transfers from your Traditional Annuity accumulation, where such lump-sum benefit or transfer is effected during a period of time in which TIAA has determined that coordinated transactions are occurring, is [1.50%]. If Coordinated Transactions are deemed to be occurring, we will provide you with at least 10 days’ notice before the surrender charge and/or transfer charge becomes effective.

Disruptive Transactions

TIAA reserves the right to restrict transfers into or out of the Traditional Annuity for any employee identified as undertaking a pattern of disruptive trading. The restriction period will start no earlier than 10 days after being notified in writing by TIAA and will continue for the remainder of the calendar quarter and the following calendar quarter. Subsequent instances of disruptive trading can result in the restriction being reinstated. For purposes of this provision, a disruptive trading pattern is defined as one in which an employee cumulatively transfers more than [$8 million] into and / or out of the Traditional Annuity within a [60] day period. For purposes of determining the dollar amount of transfers under this provision, the amount of transfers in will be added to the amount of transfers out during each rolling [60] day period to determine whether the [$8 million] threshold has been reached.

Death Benefits

If you die, your accumulation will provide for a death benefit for your beneficiary. The death benefit is the current value of your accumulation under the contract. It will be payable to your beneficiary, in accordance with the terms of the employer plan.

Retirement Plan Loan

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans. If your employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

Benefits Based on Incorrect Data

If the amount of benefits is determined by data as to a person’s age or sex that is incorrect, the benefits payable will be such as the premium paid would have purchased based on the correct data. Any amounts underpaid by TIAA on the basis of the incorrect data will be paid at the time the correction is made. Any amounts overpaid by TIAA on the basis of the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective annual rate of 6% per year.

Employer Plan Fee Withdrawals

To the extent provided by the terms of the employer plan, and in accordance with TIAA’s procedures, TIAA will withdraw amounts from the contract’s accumulation, to pay fees associated with the administration of the plan.

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Your TIAA Retirement Choice Plus Annuity Certificate

Custom Portfolios Model Service Program

A Custom Portfolios Model Service Program (CPMSP) is an asset allocation program whereby contributions under the employer plan are allocated to model portfolios comprised of funding options in accordance with prescribed target allocation percentages. Some or all of the funding options under the contract may be administered as part of a CPMSP. If and while you are subscribed in a model within the CPMSP, TIAA will periodically execute Plan Directed Payments from Investment Account accumulations to track the target allocation percentages of the models created for the CPMSP. However, except as specified below in connection with Plan Directed Payments, there will be no movement of Traditional Annuity accumulations out of the Traditional Annuity in connection with the administration of a CPMSP. The terms of the CPMSP and the particular funding options that may be administered as part of a CPMSP will be as agreed upon by TIAA and the employer plan or a duly authorized plan representative. More than one model in a CPMSP may be administered under the contract. However, your accumulation can only be managed under one model within the CPMSP at any time.

If the contract is being used in connection with an employer plan in which both an Retirement Choice (RC) and Retirement Choice Plus (RCP) contracts are simultaneously being used as funding vehicles and record-kept as a single plan in TIAA’s recordkeeping systems for the purposes of making CPMSPs available to employees, then the only amounts that may be applied to the RCP would be those associated with administering a model(s) in a CPMSP. TIAA may transfer your Investment Account accumulation between the RCP and the corresponding accounts in the RC in accordance with the terms of the CPMSP as agreed upon by TIAA and the employer plan or a duly authorized plan representative under circumstances in which you begin or cease participation in a model in a CPMSP.

In connection with any CPMSP, and notwithstanding any other provisions in the contract to the contrary, you retain, with respect to your accumulation in the CPMSP, the following rights to the full extent you may be granted these rights under the contract: the right to (i) withdraw accumulations subject to all otherwise applicable restrictions on an employee’s right to withdraw or transfer such accumulations; (ii) vote securities, or delegate the authority to vote securities to another person; (iii) be provided in a timely manner with a written confirmation or other notification of each transaction, and all other documents required by law to be provided to a security holder; and (iv) proceed directly as a security holder against the issuer of any security in your account.

Contractholder Rights

The Contractholder owns the contract. The sole responsibility of the Contractholder (as Trustee of the [Retirement Choice Plus Annuity Trust]) is to serve as a party to the contract.

Plan Directed Payments

A duly authorized representative of the Plan may withdraw the contract’s entire Traditional Annuity accumulation and/or the contract’s entire accumulation in an Investment Account. Plan Directed Payments from the Traditional Annuity accumulation will be made only as a series of payments of the contract’s entire Traditional Annuity accumulation. A Plan Directed Payment from an Investment Account accumulation will be a lump-sum payment of that Account’s entire accumulation under the contract. Under the contract’s current rate schedule, any amounts that are so withdrawn from the Traditional Annuity are subject to a [0.00%] surrender charge. TIAA and a duly authorized representative of the Plan may agree to alternative Plan Directed Payment arrangements with alternative associated charges. Any such surrender charges may be deducted from employees’ accumulations. Plan Directed Payments do not require the consent of any employee.

Plan Directed Payments from the Traditional Annuity accumulation can include payments made as a series of payments, to be paid over the period of time described in the contract, of the contract’s entire Traditional Annuity accumulation in a specific model in a CPMSP under the contract, less any applicable surrender charges. A Plan Directed Payment from an Investment Account accumulation can include a lump-sum payment of some or all of that Account’s accumulation in a specific model in a CPMSP under the contract. A Plan Directed Payment from an Investment Account accumulation also includes lump-sum payments and transfers of any part of an employee’s CPMSP accumulation in that Investment Account effected to achieve the rebalancing objectives associated with the target allocations of the model in a CPMSP.

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Your TIAA Retirement Choice Plus Annuity Certificate

The contract does not require the employer plan or a duly authorized representative to elect any withdrawals that would be subject to the surrender charge.

Guaranteed Annual Amount of Income Benefits from the Traditional Annuity under the One-life Annuity with 10-Year Guaranteed Period option

Provided by $10,000 from Employee’s Accumulation

(assuming a premium tax rate of 0%)

One-twelfth of the amount shown is payable each month
Adjusted Age	Annual Amount	Adjusted Age	Annual Amount	Adjusted Age	Annual Amount
When	of Monthly	When	of Monthly	When	of Monthly
Payments	Benefit	Payments	Benefit	Payments	Benefit
Begin	Payments	Begin	Payments	Begin	Payments
40	$305.99	57	$383.81	74	$553.18
41	$309.20	58	$390.38	75	$568.43
42	$312.54	59	$397.25	76	$584.44
43	$316.02	60	$404.44	77	$601.22
44	$319.65	61	$411.96	78	$618.78
45	$323.43	62	$419.85	79	$637.13
46	$327.38	63	$428.13	80	$656.25
47	$331.50	64	$436.82	81	$676.14
48	$335.79	65	$445.95	82	$696.74
49	$340.27	66	$455.55	83	$718.03
50	$344.94	67	$465.65	84	$739.91
51	$349.82	68	$476.29	85	$762.31
52	$354.90	69	$487.50	86	$785.11
53	$360.20	70	$499.31	87	$808.15
54	$365.73	71	$511.75	88	$831.28
55	$371.50	72	$524.86	89	$854.30
56	$377.52	73	$538.66	90	$877.00

The yearly payments shown above are those that result from the application of an accumulation of $10,000 (assuming a premium tax rate of 0%) in the Traditional Annuity to the specified income option when the employee has attained an adjusted age as shown, but has not passed the date on which that adjusted age was attained by as much as one month.

The employee’s adjusted age equals the employee’s actual age minus three months for each completed year between January 1, 2000 and the date that payments begin. All ages used in computing benefits are calculated in completed years and months. Payments beginning at ages other than those shown, and under other income options, are computed on the basis stated in the rate schedule. For accumulations other than $10,000, payments will be proportionate.

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate

Nonparticipating

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